SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2011

Irsa Inversiones y Representaciones

Sociedad Anónima

(Exact name of Registrant as specified in its charter)

Irsa Investments and Representations Inc.

(Translation of registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Bolívar 108

(C1066AAB)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is a copy of the letter dated January 4, 2011 filed with the Bolsa de Comercio de Buenos Aires and with the Comisión Nacional de Valores.

By letter dated January 4th , 2011, the Company updated the information duly filed on November 23, 2011 under which the Company reported that conversations regarding the debt associated with the Lipstick Building asset, which belongs to Metropolitan 885 Third Avenue LLC (“Metropolitan”), were held with Metropolitan’s creditors. Metropolitan is a company incorporated under the laws of Delaware, United States, whose main asset is the Lipstick Building, an office building in New York City, located on Third Avenue entity 53rd and 54th in the district of Manhattan, and the associated debt to the aforementioned asset.

Negotiations have successfully come to an end in order to restructure Metroplitan’s debt. As a result, the parties involved reached an agreement as follows:

(i)	mortgage debt was reduced from U.S. $ 210.0 million to U.S. $ 130.0 million at a rate of Libor + 400 basis points (with a maximum rate of 6.25%) with a maturity term of 7 years;

(ii)	junior debt of U.S.$ 45.0 million (without including accrued interest) was cancelled by the payment of U.S. $ 2.25 million, and

(iii)	two ground leases will remain, on the same terms and conditions they were originally granted, for a remaining term of 66 years.

This restructuring has been approved by both, creditors and the Court, and the closing date was effective on December 30, 2010. On that date, the new company holding Lipstick Building made a disbursement of US$ 15.0 million as a down payment of the new restructured mortgage debt. As a result, the mortgage debt decreased from US$ 130.0 million to US$ 115.0 million.

As a result of the closing, the Company increased to 49% its indirect interest in the new company holding the Lipstick Building, and had left with no effect the put right to sell 50% of the originally acquired interest.

The U.S.$ 15.0 million held in deposit within the Escrow Agreement executed on August 4, 2010 were applied as a capital contribution from the Company to the new company holding Lipstick Building.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Vice Chairman of the Board of Directors

Dated: January 4, 2011.